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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No.    )*

Thermadyne Holdings Corporation
(Name of Issuer)
Units, each consisting of one share of Common Stock, $0. 01 par value
(Title of Class of Securities)
883435307
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	883435307

1	NAMES OF REPORTING PERSONS Yaupon Partners L.P. 04-3429603

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.0%

12	TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS)

	PN
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	883435307

1	NAMES OF REPORTING PERSONS Lakeway Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.0%

12	TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS)

	IA
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	883435307

1	NAMES OF REPORTING PERSONS Robert Lietzow

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		134,117

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		134,117

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	134,117

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.1%

12	TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS)

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13G/A
Item 1(a) Name of Issuer.
Thermadyne Holdings Corporation
Item 1(b) Address of Issuer’s Principal Executive Offices.
16052 Swingley Ridge Road, Suite 300
Chesterfield, MO 63017
Item 2(a) Name of Person Filing.
Item 2(b) Address of Principal Business Office.
Item 2(c) Citizenship.
This Statement is being filed by Yaupon Partners, L.P. whose principal office is located at 840 Apollo Street, Suite 223, El Segundo, California 90245. Yaupon Partners, L.P. may be deemed to have sole power to vote and dispose of the 0 shares of Common Stock held of record by it. Lakeway Capital Management, LLC (“Lakeway”) whose principal office is located at 840 Apollo Street, Suite 223, El Segundo, California 90245, is an investment adviser registered with the State of California and is the general partner of and acts as investment manager to Yaupon Partners, L.P. (“Yaupon Partners”) and Yaupon Partners II, L.P. (“Yaupon Partners II”) and the investment manager of Yaupon Fund Ltd. (“Yaupon Fund”). Thus, Lakeway may be deemed to have sole power to vote and dispose of a total of the 0 shares of Common Stock held of record by each of Yaupon Partners, Yaupon Partners II and Yaupon Fund. Robert Lietzow, whose address is 840 Apollo Street, Suite 223, El Segundo, California 90245, as sole manager and sole member of Lakeway Capital Management, LLC may be deemed to have sole power with respect to 0 shares of Common Stock managed by Lakeway Capital Management, LLC. Lakeway Capital Management, LLC and Robert Lietzow hereby disclaim beneficial ownership of, the foregoing shares. Additionally, Robert Lietzow independently directly holds 134,117 shares of Common Stock.
Item 2(d) Title of Class of Securities.
Common stock, $0.01 par value (the “Common Stock”).
Item 2(e) CUSIP Number.
883435307

Item 3 Reporting Person.
The person filing is not listed in Items 3(a) through 3(j).
Item 4 Ownership.
Yaupon Partners, L.P.
(a)	Amount beneficially owned:

0
(b)	Percent of class:

0.0%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote
0
(ii)	Shared power to vote or to direct the vote
0
(iii)	Sole power to dispose or to direct the disposition of
0
(iv)	Shared power to dispose or to direct the disposition of
0
Lakeway Capital Management, LLC
(a)	Amount beneficially owned:
0
(b)	Percent of class:
0%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote
0
(ii)	Shared power to vote or to direct the vote
0
(iii)	Sole power to dispose or to direct the disposition of
0
(iv)	Shared power to dispose or to direct the disposition of
0

Robert Lietzow
(a)	Amount beneficially owned:
134,117
(b)	Percent of class:
0.1%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote
134,117
(ii)	Shared power to vote or to direct the vote
0
(iii)	Sole power to dispose or to direct the disposition of
134,117
(iv)	Shared power to dispose or to direct the disposition of
0
Item 5 Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑
Item 6 Ownership of More Than Five Percent on Behalf of Another Person.
Inapplicable.
Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.
Inapplicable.
Item 8 Identification and Classification of Members of the Group.
Inapplicable.

Item 9 Notice of Dissolution of Group.
Inapplicable.
Item 10 Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 5, 2009

Yaupon Partners, L.P.

By:	Lakeway Capital Management, LLC,
its general partner

	By:	/s/ Robert Lietzow

		Name:	Robert Lietzow
		Title:	Managing Member

Lakeway Capital Management, LLC

By:	/s/ Robert Lietzow

	Name:	Robert Lietzow
	Title:	President

Robert Lietzow

By:	/s/ Robert Lietzow

	Name:	Robert Lietzow

EXHIBIT 1
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock, par value $0.01 per share, of Thermadyne Holdings Corporation, a Delaware corporation, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.
The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.
This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.
IN WITNESS WHEREOF, the undersigned have executed this Agreement as of January 5, 2009.

Yaupon Partners, L.P.

By:	Lakeway Capital Management, LLC, its general partner

	By:	/s/ Robert Lietzow

		Name:	Robert Lietzow
		Title:	Managing Member

Lakeway Capital Management, LLC

By:	/s/ Robert Lietzow

	Name:	Robert Lietzow
	Title:	President

Robert Lietzow

By:	/s/ Robert Lietzow

	Name:	Robert Lietzow